ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

The investment policies of the following fund was amended and restated as noted below:

Leveraged Companies Fund

Previous policy:  Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity and debt securities of leveraged companies (companies that issue below investment grade debt and other companies with leveraged capital structure).

Amended and restated policy:  Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity and debt securities of leveraged companies (companies with leveraged capital structures or companies that generally rely more on debt issuance than equity issuance to meet capital needs).